IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF DELAWARE

MENTOR GRAPHICS CORPORATION	)
and FRESNO CORPORATION,	)
Plaintiffs,	)
	)	No.01-809
v.	)
IKOS SYSTEMS, INC.,	)
Defendant.	)

COMPLAINT

    Plaintiffs Mentor Graphics Corporation ("Mentor Graphics") and Fresno Corporation ("Purchaser," and together with Mentor Graphics, "Mentor") file this action seeking declaratory relief arising out of Purchaser's offer to purchase shares of common stock of defendant IKOS Systems, Inc. ("IKOS" or the "Company").

JURISDICTION AND VENUE

    1.  This Court has jurisdiction over this action pursuant to 15 U.S.C. Section 78aa, 28 U.S.C. Section 1331(a) and 28 U.S.C. Section 1337(a).

    2.  Venue in this Court is proper pursuant to 15 U.S.C. Section 78aa and 28 U.S.C. Section 1391(b).

THE PARTIES

    3.  Plaintiff Mentor Graphics is a corporation incorporated under the laws of the State of Oregon having its principal executive offices in Wilsonville, Oregon. Mentor Graphics manufactures, markets and supports software and hardware Electronic Design Automation ("EDA") products and provides related services which enable engineers to design, analyze, simulate, model, implement and verify the components of electronic systems. Purchaser, a wholly-owned subsidiary of Mentor Graphics and a Delaware corporation, was formed to acquire all of the outstanding shares of IKOS through the tender offer and merger proposal described below. Mentor Graphics is the beneficial owner of more than 9.1 percent of the outstanding shares of IKOS common stock and Purchaser is the record owner of 100 shares of IKOS common stock.

    4.  Defendant IKOS is a corporation incorporated under the laws of the State of Delaware having its principal executive offices in San Jose, California. IKOS develops, manufactures, markets and supports acceleration and verification systems for the verification of integrated circuits.

    5.  The common stock of IKOS is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. Section 78l(b), and is listed and traded on the Nasdaq National Market.

THE TENDER OFFER

    6.  Purchaser commenced today a non-coercive, non-discriminatory, all-cash, all-shares tender offer not subject to any financing condition for the outstanding shares of IKOS common stock (the "Shares") that are not already owned by Mentor Graphics or Purchaser (the "Tender Offer"). In connection with the commencement of the Tender Offer, Mentor Graphics issued today a press release summarizing the terms of the Tender Offer (the "Press Release"), and a summary advertisement of the Tender Offer was published in the December 7, 2001, national edition of The Wall Street Journal (the "Summary Advertisement").

    7.  IKOS stockholders whose shares are purchased by Purchaser in the Tender Offer will receive $11.00 per share in cash, representing a 37% premium above the closing price of IKOS stock on the Nasdaq National Market on December 6, 2001, the last full trading day before the first public announcement of Mentor Graphics' commencement of the Tender Offer. Furthermore, the Tender Offer represents a premium of 87% over the average closing price of IKOS stock for the thirty trading days ended December 6, 2001. The Tender Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration date of the Tender Offer a number of Shares, including the associated rights (the "Rights"), representing, together with the Shares owned by Mentor, at least a majority of the total number of the outstanding Shares on a fully diluted basis (the "Minimum Condition"); (ii) Mentor being satisfied, in its sole discretion, that the Agreement and Plan of Merger and Reorganization dated July 2, 2001, among IKOS, Synopsys, Inc. ("Synopsys") and Oak Merger Corporation (the "Synposys Agreement") has been terminated in accordance with the terms of such agreement as in effect on the date of the Tender Offer or such other terms as may be satisfactory to Mentor in its sole discretion (the "Synposys Agreement Condition"); (iii) the Rights having been redeemed by the board of directors of IKOS in accordance with the terms of such Rights as in effect at such time or Mentor being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Tender Offer and Proposed Merger, as defined herein (the "Rights Condition"); (iv) Mentor being satisfied, in its sole discretion, that the provisions of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL") do not apply to or otherwise restrict the Tender Offer and the Proposed Merger (the "Section 203 Condition"); (v) the stockholders of IKOS not having approved the Synposys Agreement (the "Approval Condition"); (vi) IKOS not having entered or effectuated any agreement or transaction with any person or entity having the effect of impairing Mentor's ability to acquire IKOS or otherwise diminishing the expected economic value to Mentor of the acquisition of IKOS (the "Impairment Condition"); (vii) the termination fee provision in the Synposys Agreement having been invalidated or the obligations to pay any amounts pursuant to such provision having been terminated, without any termination fee, or any portion thereof, having been paid by IKOS or any of its affiliates pursuant to the Synposys Agreement or otherwise (the "Termination Condition") and (viii) any waiting periods under applicable antitrust laws having expired or been terminated.

    8.  The Tender Offer is the initial step in a two-step transaction pursuant to which Mentor Graphics proposes to acquire all of the outstanding shares of IKOS stock. If successful, the Tender Offer will be followed by a merger or similar business combination with Purchaser or a direct or indirect subsidiary of Mentor Graphics (the "Proposed Merger," and together with the Tender Offer, the "Proposed Acquisition"). Pursuant to the Proposed Merger, each then outstanding share of IKOS (other than shares owned by Mentor Graphics or any of its subsidiaries or shares held in the treasury of IKOS) would be converted into the right to receive an amount in cash equal to the price paid in the Tender Offer.

    9.  In January 1999, the Board of Directors of IKOS adopted a stockholder rights plan (the "Rights Plan"), commonly known as a "poison pill," which is designed to thwart any acquisition of IKOS that does not have the approval of the IKOS Board. The Rights Plan provides the IKOS Board with the power to prevent summarily the consummation of even an all-cash, all-shares, non- coercive, non-discriminatory tender offer by imposing a severe economic penalty (in the form of massive dilution) on a potential acquiror. The Rights Plan was adopted without approval of IKOS stockholders and, if it remains in effect and applicable to the Tender Offer, it will restrict the right of IKOS stockholders to decide whether to accept Purchaser's premium offer for their shares.

    10. Moreover, the IKOS Board may be able to prevent Mentor Graphics from consummating the Proposed Merger for at least three years unless the Board exempts the Tender Offer from restrictions imposed by Section 203, Delaware's Business Combination Statute. Section 203, which applies to any Delaware corporation that has not opted out of its coverage, provides that if a person acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder"), such interested stockholder may not engage in a "business combination" with the corporation (defined to include a merger or consolidation) for three years after becoming an interested stockholder, unless: (i) prior to the 15% acquisition, the board of directors has approved either the acquisition resulting in the stockholder becoming an interested stockholder or the business combination; (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders (and not by written consent) by the affirmative vote of at least 662/3% of the outstanding voting stock which is not owned by the interested stockholder. IKOS is subject to Section 203 and has chosen not to opt-out of the statute's coverage.

    11. The Tender Offer is, and will continue to be, in full compliance with all applicable federal laws and regulations governing tender offers, i.e., the provisions of the Williams Act, embodied in Sections 14(d) and 14(e) of the Exchange Act, 15 U.S.C. Sections 78n(d) and (e), and the rules and regulations promulgated thereunder by the Securities and Exchange Commission ("SEC"). In accordance with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Purchaser commenced the Tender Offer by the publication of the Summary Advertisement in today's Wall Street Journal. In connection with the Tender Offer and in accordance with the Exchange Act and the rules and regulations promulgated thereunder by the SEC, Purchaser is filing today a Schedule TO with the SEC (the "Schedule TO") pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder, 17 C.F.R. Section 240.14d-3.

    12. Section 14(d) of the Exchange Act, 15 U.S.C. Section 78n(d), and the rules and regulations promulgated thereunder by the SEC, require that any person or entity making a tender offer for beneficial ownership of more than five percent of a class of registered equity securities file and disclose certain specified information with respect to the tender offer. Any such bidder must disclose, among other things, its identity and background, past contacts, transactions or negotiations between the bidder and the company in whom the bidder seeks to acquire stock, the source and amount of funds needed for the tender offer, and any plans the bidder may have to change the capitalization, corporate structure or business of the company whose stock it seeks to acquire.

    13. In addition, Section 14(e) of the Exchange Act, 15 U.S.C. Section 78n(e), makes it "unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement made, in light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practice in connection with any tender offer." Purchaser has complied fully with the Exchange Act and all rules and regulations promulgated thereunder.